Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel 650.233.4564

dkaile@pillsburylaw.com

August 9, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mara L. Ransom, Esq., Legal Branch Chief
Chris Chase, Esq.

	Re:	CafePress Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 15, 2011 File No. 333-174829

Ladies and Gentlemen:

On behalf of CafePress Inc. (the “Registrant” or the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 2 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 3, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 2 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Prospectus Summary, page 1

Company Overview, page 1

1.	We note that in response to comment two of our letter dated July 8, 2011 you added a sentence to the first paragraph of the “Company Overview” section

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to clarify that you believe you are a leading e-commerce platform for customization of consumer products. Please make conforming changes to the first sentence of this section and your disclosure on pages 44 and 69.

Response: The requested revisions have been made to the first sentence under “Prospectus summary – Company overview”, “Management’s discussion and analysis of financial condition and results of operations – Overview” and “Business – Overview”.

Management’s discussion and analysis of financial condition and results of operations, page 44

Critical accounting policies, page 48

Revenue recognition, page 48

2.	We have reviewed your response to comment 17 in our letter dated July 8, 2011. Please address the following items:

•	Tell us the length of the validity period for your gift certificates and flash deal promotions and clarify when you began participating in flash deal promotions.

•	Please tell us your formal or informal policies regarding gift card acceptance after the expiration date.

•

Provide quantitative historical evidence supporting your significant 20% breakage rate that demonstrates to us that the obligation for future performance is remote and that the estimate is based on a large population of homogeneous transactions. Your analysis should include a schedule, separately for gift certificates and flash deal promotions, which reflects the number and dollar amount of gift certificates and flash deal promotions sold by year and/or quarter and the number, dollar amount and percentage of certificates redeemed during each distinct aging category subsequent to sale.

•

Provide us with example journal entries you record throughout the lifecycles of your gift certificate and flash deal promotions. In doing so, provide us with a hypothetical scenario involving a typical flash deal promotion, beginning with the issuance of the promotion and ending with its redemption.

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•

Clarify if the “deferred sales commissions” referenced in your response and filing represent the portion of flash deal promotions received from end customers that are payable to group-buying websites. If so, explain to us why these commissions should not be classified as a reduction of revenues.

Response:

•

The Registrant respectfully advises the Staff that the Registrant follows legal requirements on a state-by-state basis in addition to applicable federal or foreign laws that may apply to its sales transactions, including its gift certificates. The gift certificates the Registrant has issued to date have not had stated expiration dates. However, flash deal promotions have had stated expiration dates, typically of three to six months. The Registrant began participating in flash deal promotions in April 2010.

•

The Registrant’s formal policy is to adhere to the terms of the gift certificate or flash deal promotion and the related legal requirements in the applicable jurisdiction of the sale. The Registrant’s informal practice is to evaluate subsequent requests for redemption of certificates on a case-by-case basis based on facts and circumstances, including the time that has passed subsequent to the applicable stated expiration date, if any. To date, the Registrant has experienced some redemptions of flash deal promotions in the month following the expiration date and the Registrant has generally honored such requests. Subsequent to the month of expiration of the promotion, the Registrant evaluates any subsequent requests for redemption based on the facts and circumstances on a case-by-case basis.

•

Since commencing flash deal promotions in April 2010, the Registrant has run over 600 flash deal promotions through June 30, 2011. The Registrant respectfully refers the Staff to the supplemental information being provided herewith with respect to the quantitative historical evidence supporting its breakage rates and data analysis for the Registrant’s historical flash deal promotions and gift certificates The Registrant notes that although the weighted average breakage rate for both gift certificates and flash deal promotions is 20%, it uses two separate breakage rates when accounting for gift certificates and flash deal promotions, respectively.

For the year ended December 31, 2010, the Registrant recorded actual breakage revenue of $263,000 in relation to flash deal promotions that had expired prior to December 31, 2010. In addition, as the Registrant has adopted an accounting policy to record breakage revenue proportionally with the redemption of gift

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certificates. The Registrant also recorded estimated breakage revenue of $129,000 for the year ended December 31, 2010 based on a 17% projected breakage rate on redemptions that had occurred on flash deal promotions that had not yet expired.

•

As requested by the Staff, the Registrant supplementally provides the following example of the accounting entries in relation to an illustrative flash deal promotion, which example is based on a hypothetical scenario and not actual data.

Example

A flash deal promotion is offered for one day in one city under which each customer who participates pays the flash deal promoter $100 to purchase a certificate with a face value of $150. The customer has six months from the date of purchase to redeem the certificate. Two hundred customers subscribe to the promotion and 200 gift certificates are issued with a face value of $150 per certificate. The flash deal promoter acts as the sales agent in the transaction and retains $40 per certificate for its service of driving customers to the Registrant’s websites. The activity of the flash deal promoter is not dissimiliar to a retailer selling unaffiliated gift cards. It collects the cash in advance, retains its commission and remits the net proceeds to the Registrant. The Registrant records fees retained by or paid to sales agents as commission expense.

For the example flash deal promotion above, the Registrant records the following entries:

Initial Entry to record the sale

Dr Accounts Receivable	$12,000
200 Certificates at $100 net end customer sale price		$20,000
Less: Commission to flash deal promoter as sales agent 200 at $40		($8,000)
Net receivable recorded		$12,000

Dr Deferred Sales Commission	$8,000
Commission on 200 certificates at $40 per certificate		$8,000

Cr Deferred Revenue	($20,000)
200 Certificates at $100 net end customer sale price		($20,000)

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Concurrent Entry to record reserve for estimated chargebacks (Customer credit risk)

The Registrant with its retail promoter also bears its proportionate share of the credit risk and to date the Registrant has experienced a chargeback rate of 3% on its flash deal promotion activity. The Registrant records a reserve for estimated chargebacks at the time the initial entry for the sale of the certificates is recorded. Chargebacks are recorded as an offset to revenue.

Dr Deferred Revenue	$600
3% chargeback rate x 200 certificates x $100 per certificate

Cr Allowance for Chargebacks	($600)
Chargeback reserve is recorded as a component of accounts receivable reserves

Month 1 - Sales purchases by customers directed to the Registrant’s websites through flash deal promoters

In this example, sales transactions are completed and recognized as revenue for 20 end customers that were directed to the Registrant’s websites through flash deal promotions. The Registrant recognizes revenue based on FOB destination, and accordingly, the Registrant tracks actual or estimated delivery dates for each order it fulfills.

For this example, orders are placed by and produced, shipped and delivered in month 1 to 20 end customers. Each of these customers visited the Registrant’s website, selected merchandise from the Registrant’s collection and placed an order with the Registrant. The Registrant aims to upsell each customer that visits its website. For this example, total upsell revenue is $800. In addition, the Registrant applies its estimates breakage rate of 17% to record breakage revenue proportionally with the redemption of certificates.

For the 20 orders for which delivery to the end customer based on FOB destination has occurred the Registrant records journal entries to record the sales transactions as follows:

Cr Revenue	($2,270)
Cr Revenue	($800)

Redemption of 20 certificates at $100 per certificate		$2,000
Offset for reserve for chargebacks at 3%		($60)

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Additional upsell		$800
Breakage $1,940 * 17%= $330		$330

Total revenue recorded on Month 1 sales transactions		$3,070

Dr Deferred Revenue - Certificates	$2,270
Dr Credit card receivable	$800

Concurrently with recording the sale transactions, the Registrant also records expense as follows:

Cost of sales

Dr Cost of Sales	*
Cost of finished goods for product produced for each customer and associated shipping costs for delivery of such product to such customer

Cr Inventory	*
Cr Shipping charges payable	*

*	Inventory cost and shipping charges are dependent on the merchandise purchased and shipping method selected by each customer

Sales and Marketing expense

Dr Sales and Marketing expense	$936

Record sales commission of 20 * $40		$800
Uplift for breakage at 17%		$136
Total commission on Month 1 sales transactions		$936

Cr Deferred sales commissions	($936)

Similar entries are recorded each month based on the Registrant’s tracking of the date of fulfillment (delivery) of each customer order

•

The Registrant respectfully confirms to the Staff that “deferred sales commissions” represent the amounts retained by the flash deal promoter for their service of driving customers to the CafePress website. As illustrated in the journal entries above, the Registrant records all amounts paid by end customers for the goods that it supplies as revenues based on the Registrant’s evaluation of the guidance within ASC 605-45, Principal Agent Considerations. The following definitions are used in the analysis below.

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Vendor: The Registrant, via sales transactions that are partially settled by gift certificates sold through a group-buying promoter.

Customer: An individual who comes to the Registrant’s websites to place an order for the Registrant’s products.

Supplier: Customers visit the Registrant’s website to select what merchandise they wish to buy. The Registrant produces the merchandise at its production facilities and procures blank inventory, ink and other supplies. Suppliers also include those third parties who license the Registrant their intellectual property in the form of artwork or trademarks/copyrights.

Sales Agent: Group-buying promoter

The Registrant considered the following facts in arriving at its conclusion:

Strong Indicators of Gross Revenue Reporting

1. The company is the primary obligor in the arrangement

Applicability to the Registrant:

The customer visits the Registrant’s websites to select merchandise and place an order. Once the end customer has selected the merchandise it wishes to purchase, it proceeds to the checkout function of the Registrant’s website to complete its purchase transaction. The end customer utilizes the coupon towards full or partial settlement of the order value and pays any additional amounts due for its order. The coupons are only redeemable at the Registrant’s websites. The Registrant considers the coupons to be similar to gift cards sold by any retailer that sells unaffiliated gift cards. The retailer selling an unaffiliated gift card is the sales agent in the transaction. The purchaser of the gift card goes to the store or website of the named retailer on the gift card to place its order and uses the gift card in full or partial settlement of the purchase.

If the customer requires support while making its purchase, it contacts the Registrant’s customer service team for support in placing an order. The Registrant is responsible for the actual fulfillment of the order. The sales transaction is subject to the Registrant’s terms and conditions and, as the Registrant’s terms and conditions result in it recognizing revenue on an FOB destination basis, the Registrant defers revenue recognition until the product is delivered to the customer. The customer is provided the contact information of the Registrant’s call center / customer support

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staff and if the customer is not satisfied or does not receive the product, then those issues are directed to the Registrant. If product is damaged or lost in transit, the customer contacts the Registrant and the Registrant will ship a replacement product in accordance with its terms and conditions.

Indicator supporting Gross Presentation is met.

2. The company has general inventory risk (before customer order is placed or upon customer return)

Applicability to the Registrant

The finished goods that are to be delivered to the end customer are manufactured by the Registrant and the Registrant bears the inventory risk. In addition, any product returns are to the Registrant. The Registrant incurs a loss on product returns as merchandise is custom printed and, therefore, generally has no salvage value and is scrapped.

Indicator supporting Gross Presentation is met.

3. The company has latitude in establishing price

Applicability to the Registrant

The group-buying website and the Registrant mutually agree on the following terms for each individual promotion: (1) face value of the group-buying website gift card, (2) amount that the group-buying website will charge its customers, (3) amount that the group-buying website will remit to the Registrant and (4) the minimum volume for the promotion to become effective.

While each promotion requires specific approval by the Registrant, the group-buying promoter does participate and the promotion terms are mutually agreed to.

The flash deal promoter does not participate in setting the price of merchandise sold on the Registrant’s website and the Registrant makes all pricing decisions independently with regard to its upsell programs to customers that visit its websites. The group-buying website coupon is similar to a gift certificate and is used as full or partial payment toward amounts due for the purchase the customer is making from the Registrant.

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Indicator is not determinative.

Other Indicators of Gross Revenue Reporting

1. The company changes the product or performs part of the service

Applicability to the Registrant

The Registrant prints the merchandise at its own manufacturing facilities or subcontracts with third parties to have printing services performed.

Indicator supporting Gross Presentation is met.

2. The company has discretion in supplier selection

Applicability to the Registrant

The Registrant is responsible for all supplier selection and sourcing decisions.

Indicator supporting Gross Presentation is met.

3. The company is involved in the determination of product or service specifications

Applicability to the Registrant

The Registrant determines the product specifications for all products it sells.

Indicator supporting Gross Presentation is met.

4. The company has physical loss inventory risk (after customer order or during shipping)

Applicability to the Registrant

The Registrant has physical loss inventory risk.

Indicator supporting Gross Presentation is met.

5. The company has credit risk

Applicability to the Registrant

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Chargebacks are shared between the Registrant and the flash deal promoter.

Indicator not determinative.

Other Indicators of Net Revenue Reporting

Additionally, the Registrant assessed flash promotion transactions for net revenue presentation as follows:

1. The supplier (not the company) is the primary obligor in the arrangement

Applicability to the Registrant

The Registrant is responsible for fulfilling the order, the production of the product and delivery to the end customer. The group-buying website has no involvement or visibility into when the purchase obligation is satisfied by the Registrant. The Registrant does not report the delivery dates of merchandise shipments to flash deal promoters.

The Registrant is the primary obligor, not the group-buying website. Indicator supporting net presentation is not met.

2. The amount the company earns is fixed.

Applicability to the Registrant

The customer comes to the Registrant’s website to make a purchase. The amount earned is variable depending on the products the end customer purchases, as the products have varying margins based upon the price set by the Registrant and cost of the materials and labor to produce each product. In addition, the Registrant has the opportunity and does upsell to the customer, which further increases the variability of the amount earned by the Registrant. The flash deal promotion coupon is used in partial settlement of the purchase. The amount the fixed deal promoter earns is fixed.

Indicator supporting net presentation is not met.

3. The supplier (and not the company) has credit risk

Applicability to the Registrant

Chargebacks are shared between the Registrant and the flash deal promoter.

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Indicator not determinative.

Overall Revenue Presentation Conclusion

The Registrant respectfully submits that, in accordance with ASC 605-45 all amounts paid by customers for the goods the Registrant produces and ships to them represent revenues and are recorded in net revenues when delivery occurs. Amounts due to or retained by third parties that drive customers to the Registrant’s websites are recorded as sales and marketing expense.

Liquidity and Capital Resources, page 65

3.	In response to comment 24 of our letter dated July 8, 2011 you confirm that you did not have any material commitments for capital expenditures as of December 3, 2010. Please update your response to include your most recently completed fiscal quarter. Refer to Item 303(b) of Regulation S-K.

Response: The disclosure under “Liquidity and capital resources - Contractual obligations” has been updated to include disclosure of the Registrant’s contractual obligations as of June 30, 2011. The Registrant respectfully advises the Staff that at June 30, 2011, it had approximately $1.0 million of commitments for capital expenditures. The Registrant has inserted an additional “Contractual Obligations” table as of June 30, 2011 in the “Liquidity and capital resources” section and added disclosure regarding capital expenditure commitments.

Contractual Obligations, page 67

4.	We note your revised disclosure on page 68 stating that the earn-out performance targets are based in part on compounded annual growth rate, or CAGR. Please revise your disclosure to clarify the financial or other measurement upon which CAGR is based.

Response: The disclosure under “Management’s discussion and analysis of financial condition and results of operations– Contractual obligations” has been revised to clarify that the earn-out targets are based on the compounded annual growth rate of revenue.

Board of directors committees, page 91

5.	In response to comment 32 of our letter dated July 8, 2011 you revised your disclosure on page 91 to state that you “expect to reconstitute the composition

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of [your] audit committee…” to comply with applicable independence requirements. Please confirm, and revise your disclosure accordingly, that you will reconstitute your audit committee prior to becoming listed on the NASDAQ Global Market. Refer to Exchange Act Rule 10A-3.

Response: The Registrant confirms that it will comply with the applicable independence requirements within the time period required under the rules and regulations of the SEC and the NASDAQ Global Market. The disclosure under “Management – Director independence,” “Management – Board of directors committees” and “Management – Board of directors committees – Audit committee” has been revised to clarify that the Registrant expects to comply with the applicable independence requirements within one year of its listing on NASDAQ as permitted under the transition rules of the SEC and NASDAQ. In addition, disclosure has been added to clarify that the Registrant intends to identify and appoint at least two additional directors who meet the applicable independence criteria for audit committee members to replace Mr. Leone within the one-year transition period.

Executive Compensation, page 95

Compensation decisions and the role of the compensation committee, page 96

6.	We note your revised disclosure on page 97 that, going forward, your compensation committee “intends to reevaluate the practice of setting [your] executive compensation program at the median of [your] peer group.” Please expand your disclosure to briefly discuss the factors that led to the compensation committee’s determination.

Response: Disclosure has been added under “Executive compensation – Compensation discussion and analysis – Compensation decisions and the role of the compensation committee” to discuss the factors leading to the compensation committee’s determination that setting executive compensation near the median range of the Registrant’s peer group was appropriate for the Registrant and to discuss the compensation committee’s belief as to the benefits of periodically reevaluating this practice.

2. Summary of significant accounting policies, page F-7

Minimum royalty and content license commitments, page F-11

7.	We have reviewed your response to comment 44 in our letter dated July 8, 2011. Considering that the guaranteed royalty payments do not appear to be

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contingent on other factors and are not indirect guarantees of the indebtedness of others, please clarify why you believe they are within the scope of ASC 460-10-15. Please also further explain why you record assets related to these guaranteed royalties as opposed to recording the expenses as they are incurred over the sales period, similar to the off-balance sheet treatment of operating leases and certain purchase commitments. Also see, by analogy, ASC 928-440-50-1 which indicates that future royalty guarantees should be disclosed, suggesting that the liability is currently not recorded on the balance sheet. As noted in our prior comment, you may want to address how the minimum guaranteed royalty payments represent liabilities.

Response: The Registrant respectfully advises the Staff that the arrangements in question represent contracts with third parties for the right to use their content or trademarks/copyrights on the Registrant’s merchandise. Certain of these arrangements require the Registrant to pay a contractually defined amount to the content owner, regardless of the Registrant’s actual sales of merchandise that utilizes the content/trademark or copyright. The payment is not contingent on the Registrant’s ability to sell product.

When the Registrant enters into one of these arrangements, the Registrant receives an asset for the right to use the content/trademark or copyright and incurs a liability for the obligation to pay the third party for that right. On execution of the arrangement and receipt of the right, the Registrant records a liability for the amount contractually payable to the content or trademark/copyright owner. The liability is reduced when payments are made per the terms of the arrangement.

The Registrant records an asset for the right to use the content/trademark or copyright on its merchandise, because it represents a probable future economic benefit. The Registrant utilizes the content or trademarks/copyrights on its merchandise that it sells to its customers and from which it generates its product revenues. The asset is reduced upon the sale of merchandise that incorporates the content, trademark or copyright. The reduction of the asset is recorded as an expense in cost of net revenues representing the pro rata cost of the right based on the projected quantities of merchandise that the Registrant expects to sell that incorporates the content, trademark or copyright. Each reporting period the Registrant performs an impairment analysis to assess whether the remaining asset is recoverable from the projected future cashflows. If an indicator of impairment is noted, the Registrant records an impairment charge.

The disclosure under “Summary of significant accounting policies - Minimum royalty and content license commitments” has been revised to clarify the disclosure of this accounting policy.

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Revenue recognition, page F-12

8.	We note that you derive your revenues from multiple e-commerce websites, including cobranded websites, and product categories, such as those described on page 78. Please revise your filing to provide the revenue disclosures by product and service group required by ASC 280-10-50-40. For example, please disaggregate your revenues between each website and/or product category. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements. Alternatively, if it is your conclusion that your consolidated revenue stream represents groups of similar products or services, please provide management’s analysis in arriving at this conclusion.

Response: The Registrant respectfully advises the Staff that it generates revenues from product sales and fulfillment services. For the years ended December 31, 2008, 2009 and 2010, fulfillment revenues were less than 1%, 2% and 2% of total net revenues, respectively, and less than 2% and 1% for the six months ended June 30, 2010 and 2011, respectively. The Registrant’s fulfillment revenues are disclosed both in “Prospectus summary – Company overview,” “Management’s discussion and analysis – Overview” and “– Critical accounting policies – Revenue recognition,” “Business – Overview,” and in “Summary of Significant Accounting Policies – Revenue Recognition” on Page F-12. The Registrant records fulfillment revenues separately from product revenues in its financial reporting system used to produce its general-purpose financial statements.

The Registrant’s product revenues are derived from sales transactions of its merchandise. The Registrant considers its merchandise selection to be a single portfolio of customizable products that it records as product revenue in its financial reporting system used to produce its general-purpose financial statements. The Registrant tracks revenues by customer order and an individual order may include multiple products. The Registrant has over 315 million unique products as measured by the number of different combinations of designs and types of merchandise and over 600 SKUs of merchandise that can be customized. All of the Registrant’s product revenues are derived from sales of customized merchandise that it considers to be a group of similar products.

The Registrant operates a broad portfolio of e-commerce websites, including microsites, for the over three million content owners, including small businesses, groups, clubs and organizations that use its e-commerce platform. The Registrant’s websites and microsites represent its front-end sales channels to attract customers; however, the Registrant generates revenues from the sale of customized, print on

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demand merchandise. The Registrant does not consider the front-end channel by which it acquires customers to represent a separate product or service.

9.	We note your disclosure on page 78 that your shops platform allows users to sell and market their designed merchandise and that the users determine how much they wish to earn over your base prices. Please tell us how you classify the excess sales price and the related cost payable to the shop owner on your statements of operations. If you do not net these amounts in revenue, please tell us how you determined gross presentation complies with GAAP.

Response: The Registrant respectfully advises the Staff that it records amounts paid by the end customer for products purchased from the Registrant as revenues and records as cost of revenues amounts paid to content owners for the royalty payable for using their content, trademark or copyright. The Registrant considered the guidance ASC 605-45, Principal Agent Considerations in making this determination and concluded that gross revenue recognition is required based on evaluation of the criteria in ASC 605-45. In performing the evaluation, the Registrant notes the following parties to its transactions:

Vendor: Registrant

Customer: An individual who comes to the Registrant’s websites to place an order for the Registrant’s products.

Supplier: Customers visit the Registrant’s websites to select what merchandise they wish to buy. The Registrant produces the merchandise at its production facilities and procures blank inventory, ink and other supplies. Suppliers also include those third parties that license the Registrant their intellectual property in the form of artwork and trademarks/copyrights.

Strong Indicators of Gross Revenue Reporting per ASC 605-45

1. The company is the primary obligor in the arrangement

The customer visits the Registrant’s websites to select merchandise and place an order. A customer views the Registrant’s merchandise selection either on one of its websites, including its CafePress marketplace, or on one of the microsites the Registrant hosts. The microsites are pages on the CafePress website. Whether the customer accesses via a microsite or the marketplace, it is evident that any microsites are an extension of the Registrant’s website. Once the end customer has selected the merchandise it wishes to purchase, it proceeds to the checkout function of the

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Registrant’s website to complete the purchase transaction. If the customer requires support while making its purchase, it contacts the Registrant’s customer service team for support in placing an order. The sales transaction is subject to the Registrant’s terms and conditions and, as the Registrant’s terms and conditions result in it recognizing revenue on an FOB destination basis, the Registrant defers revenue recognition until the product is delivered to the customer. The customer is provided the contact information of the Registrant’s call center / customer support staff and if the customer is not satisfied or does not receive the product, then those issues are directed to the Registrant. If the product is damaged or lost in transit, the customer contacts the Registrant and the Registrant will ship a replacement product in accordance with its terms and conditions.

Indicator supporting Gross Presentation is met.

2. The company has general inventory risk (before customer order is placed or upon customer return)

Applicability to the Registrant

The finished goods that are to be delivered to the end customer are manufactured by the Registrant and the Registrant bears the inventory risk. In addition, any product returns are to the Registrant. The Registrant incurs a loss on product returns as merchandise is custom printed and, therefore, generally has no salvage value and is scrapped.

Indicator supporting Gross Presentation is met.

3. The Registrant has latitude in establishing price

Applicability to the Registrant

The Registrant considered the implications of the artists and copyright/trademark owners participating in the establishment of the pricing for certain products.

For products sold through the artists’ microsites, the Registrant requires that a certain minimum price be established for each SKU that the artist requests their image be made available on. The artist is provided the ability to request a higher price. All requests are submitted to the Registrant and, in accordance with the Registrant’s terms and conditions are reviewed by the Registrant prior to being posted to a

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microsite. Accordingly, the artist participates in establishing the pricing to be charged for a product.

The Registrant has multiple royalty arrangements in place with artists and copyright/trademark owners. For the majority of sales transactions, the Registrant pays an agreed percentage as a royalty. In other arrangements, a fixed committed royalty fee is negotiated for the right to use the artist or copyright/trademark owner’s content.

Indicator is not determinative.

Other Indicators of Gross Revenue Reporting

1. The company changes the product or performs part of the service

Applicability to the Registrant

The Registrant prints the merchandise at its own manufacturing facilities or subcontracts with third parties to have printing services performed.

Indicator supporting Gross Presentation is met.

2. The company has discretion in supplier selection

Applicability to the Registrant

The Registrant is responsible for all supplier selection and sourcing decisions.

Indicator supporting Gross Presentation is met.

3. The company is involved in the determination of product or service specifications

Applicability to the Registrant

The Registrant determines the product specifications for all products it sells.

Indicator supporting Gross Presentation is met.

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4. The company has physical loss inventory risk (after customer order or during shipping)

Applicability to the Registrant

The Registrant has physical loss inventory risk.

Indicator supporting Gross Presentation is met.

5. The company has credit risk

Applicability to the Registrant

All chargebacks are incurred by the Registrant, however, the Registrant does not pay royalties on sales transactions for which there is a chargeback.

Indicator not determinative

Other Indicators of Net Revenue Reporting

Additionally, the Registrant assessed its revenue arrangements for net revenue presentation as follows:

1. The supplier (not the company) is the primary obligor in the arrangement

Applicability to the Registrant

The Registrant is the supplier responsible for production of the product and delivery to the end customer. The artist or content owner has no involvement or visibility into when the purchase obligation is satisfied by the Registrant.

Indicator supporting net presentation is not met.

2. The amount the company earns is fixed.

Applicability to the Registrant

A customer makes purchases from the Registrant’s merchandise selection. The Registrant is responsible for fulfilling the order and the amount the Registrant earns is impacted by numerous factors including but not limited to raw material costs, factory

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utilization and shipping costs. Accordingly, the amount earned by the Registrant is not fixed.

Indicator supporting net presentation is not met.

3. The supplier (and not the company) has credit risk

Applicability to the Registrant

Chargebacks are borne by the Registrant but royalties are not paid to content owners on sale transactions where customer payment is not received due to credit card chargebacks.

Indicator not determinative.

Overall Revenue Presentation Conclusion

The Registrant respectfully submits that, in accordance with ASC 605-45 revenue is presented gross. Royalties payable for content or the use of trademarks or copyrights are recorded as a component of cost of revenues.

The Registrant notes that it currently uses the royalty and pricing structure discussed in “Management’s discussion and analysis of financial condition and results of operations” and as such, it has updated the referenced disclosure under “Business – Our products and services – Shops” to delete the reference regarding users “…..determine how much they wish to earn over our base prices…”.

6. Acquisitions, page F-19

10.

We have reviewed your response to comment 46 in our letter dated July 8, 2011, noting that the common stock fair value used for your Imagekind, Inc. acquisition exceeds the common stock fair values you utilized in valuing your stock options granted from May 7, 2010 through May 4, 2011. Based on your table on page 53, the July 8, 2008 fair value of your common stock exceeded the May 7, 2010 and August 6, 2010 values by approximately 67%. Please tell us the significant factors contributing to the substantial decline in the value of your common stock subsequent to the acquisition date. To the extent applicable, provide us with a timeline description of significant intervening events within the company and changes in assumptions as well as weighting

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and selection of valuation methodologies employed that explain the decline in the fair value of your common stock.

Response: The Registrant supplementally advises the Staff that in July 2008, the Registrant considered the results of an independent contemporaneous valuation of its common stock as of June 30, 2008, which determined the fair value of the Registrant’s common stock to be $9.50 per share. The Registrant had experienced revenue growth of 51% in 2007 as compared to 2006, 27% during the first half of 2008 as compared to the first half of 2007 and in the six months ended June 30, 2008 the Registrant generated $49 million of revenue as compared to $38 million of revenue in the comparative period of 2007. The independent valuation of the Registrant’s common stock as of June 30, 2008 was derived through application of the income approach valuation method, which incorporated the Registrant’s expectations of continued high revenue growth, with utilization of the market approach as a reasonableness check. As an additional measure, the impact of any recent stock transactions was considered in estimating the value of the Registrant’s common shares. No change in the Registrant’s financial forecast was noted between June 30, 2008 and the acquisition date of July 8, 2008 and the June 30, 2008 valuation analysis was used in determination of the value of the acquisition consideration.

Subsequent to June 30, 2008, the Registrant continued to obtain quarterly independent valuations of its common stock and continued to utilize the income approach, while considering the market approach and any transactions in the Registrant stock.

In the fourth quarter of 2008, the financial performance of the Registrant began to be negatively impacted by the market downturn and macro-economic conditions that reduced discretionary spending by its customers. As a result of these factors, the Registrant’s revenue growth slowed to 17% during the fourth quarter of 2008 as compared to the fourth quarter of 2007 (the Registrant’s revenue for the fourth quarter of 2008 was $43 million as compared to $37 million for the fourth quarter of 2007) and the Registrant reduced its revenue and profitability projections for 2009 and future periods, which resulted in a decline in the value derived under the income approach. The market multiples of comparable publicly traded companies in the Registrant’s industry also declined during this period.

The Registrant continued to experience difficult business conditions during 2009. The slowdown in consumer spending and the reduction in election related merchandise sold resulted in a decrease in net revenues of 14% in 2009 as compared to 2008. All of these factors combined to lower the Registrant’s valuation under the income and market valuation approaches as compared to June 30, 2008. These lower common

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stock values were also supported by common stock transactions between unrelated third parties during this time period.

During the first half of 2010, the Registrant’s business began resuming growth in line with expectations, albeit from a lower revenue base and at a slower growth rate than experienced during 2007 and the first half of 2008. This performance was consistent with the assumptions utilized in the Registrant’s December 31, 2009 income approach valuation. During the second half of 2010 and the first quarter of 2011, improving macro-economic conditions and the Registrant’s acquisition of Canvas on Demand drove increased growth in the Registrant’s business. However, the Registrant’s long-term growth expectations continued to be lower than those utilized in its June 30, 2008 valuation, and stock transactions executed by independent third parties also supported a lower valuation than as of June 30, 2008.

Therefore, the income approach, supplemented by market approach reasonableness checks and benchmarking against transactions in the Registrant’s stock by independent third parties, and including consideration of progress towards a liquidity event, supported common stock values at lower levels throughout 2010 and 2011 than those determined as of June 30, 2008 primarily because of the impact of the decline in revenues resulting in a lower revenue base, lower expected growth rates throughout the period compared to those expected prior to the economic downturn, and common stock transactions executed between independent third parties at lower values than those executed during 2007 and 2008. These factors were considered in the contemporaneous independent valuations of the Registrant’s common stock throughout these periods.

11. Commitments and Contingencies, page F-30

11.

We have reviewed your response to comment 51 in our letter dated July 8, 2011. Your current disclosure that you cannot estimate a range of reasonably possible losses for your legal proceedings appears inconsistent with the disclosure in your initial filing that indicated you do not believe the ultimate liability with respect to such items will have a material adverse effect on your operating results, financial position or cash flows. Considering your prior disclosure implied that the range of reasonably possible losses was not material, please tell us if your previous disclosure was accurate. If not, tell us if you believe the range of reasonably possible losses extends into material thresholds. If you believe that the range of reasonably possible losses with respect to your legal proceedings and claims, both for each individual matter and in the aggregate, is not material to your consolidated operating results,

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financial position or cash flows, please revise your disclosures to provide a statement to that effect.

Response: The Registrant respectfully confirms that it cannot estimate a range of reasonably possible losses for legal proceedings and accordingly, it cannot estimate whether the range will be material or whether it will extend into material thresholds. The Registrant respectfully notes that the disclosure referenced by the Staff in the initial filing was inadvertently included. The discussion under “Business – Legal proceedings” was revised to delete the inconsistent disclosure and to more accurately reflect the Registrant’s belief the results of the lawsuits cannot be predicted with certainty.

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*****

The Registrant acknowledges the following and confirms it will include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Bob Marino
Monica Johnson
Kirsten Mellor, Esq.
Martin A. Wellington, Esq.
C.F. Pearson

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